Exhibit 10.8
EXECUTIVE EMPLOYMENT AGREEMENT
(Amended and Restated)
     This Amended and Restated EXECUTIVE EMPLOYMENT AGREEMENT (“Agreement”) is dated as of January 1, 2008. The effective date of this Agreement is January 1, 2002 (the “Effective Date”). The parties to this Agreement (“Parties”) are INTERMOUNTAIN COMMUNITY BANCORP, an Idaho corporation (“IMCB”), PANHANDLE STATE BANK, an Idaho state-chartered bank (“PSB”) (IMCB and PSB individually and collectively being “Employer”) and CURT HECKER (“Executive”).
Recitals
     A. Executive is employed by Employer in an executive management capacity, presently holding the position of President and CEO of IMCB and CEO of PSB. The Parties wish to continue Executive’s employment in that capacity under the terms and conditions of this Agreement.
     B. Executive previously entered into (i) an Executive Employment Agreement with Employer dated as of January 1, 2002, and (ii) an Executive Severance Agreement dated as of September 15, 1999, as amended, with Panhandle Bancorp, the predecessor name of IMCB (the “Change in Control Agreement”), which provided for certain severance payments to Executive in the event of a change in control of IMCB. The Executive Employment Agreement was amended and restated December 17, 2003 and the Executive Severance Agreement was merged therein thereby terminating a separate Executive Severance Agreement. Executive also previously entered into a Tax Payment Bonus Plan dated as of December 1, 2000 with IMCB (the “Tax Bonus Agreement”).
     C. The December 17, 2003 amended and restated Executive Employment Agreement was amended on March 24, 2004 by a First Amendment and again on March 4, 2005 by a Second Amendment. This amendment and restatement of Executive Employment Agreement is intended to incorporate, restate and replace all prior Executive Employment Agreements and amendments.
     D. This amendment and restatement of Executive Employment Agreement is intended to incorporate and make such modifications as shall be necessary to comply with Internal Revenue Code section 409A and rules, regulations, and guidance of general application thereunder issued by the Department of the Treasury.
Agreement
1)	Term of Agreement. The term of this employment agreement is three (3) years, commencing on the Effective Date (the “Term”). The agreement will automatically renew every three years unless cancelled by the Board of Directors within 60 days of the expiration of the term. Notwithstanding the preceding, if a definitive agreement providing for a Change in Control (defined below) is entered into (i) on or before the expiration of the Term or (ii) within twelve (12) months after Executive’s involuntary termination other than for Cause, Disability, Retirement or death, then expiration of such Term shall be extended through the Severance Protection Period (defined below).
2)	Employment. Employer will continue Executive’s employment during the Term, and Executive accepts employment by Employer on the terms and conditions set forth in this Agreement. Executive’s title will be “President and Chief Executive Officer (CEO)” of IMCB and “CEO” of PSB.
3)	Duties of Executive. Executive will report directly to the Chairman of the Board of IMCB. Executive will be responsible for the following duties:
a)	Development of and compliance with all bank policies and compliance laws governing a financial holding company (IMCB) and the bank (PSB).

b)	Calls on the most important existing and potential corporate customers.

c)	Supervision of bank’s strategic plan in all aspects.

d)	Expansion into new markets and recruitment of employees.

e)	Serving on PSB committees including: Executive Management, Senior Management, Senior Credit, Compliance, Risk Management, Technology, and Human Resources.

f)	Representing PSB at civic and community activities.

g)	Supervising the President of PSB, ICB Idaho, ICB Washington and MVB in the implementation of an effective branch operations system.

h)	Supervising the CFO in the implementation of effective finance and accounting systems, compliance with all SEC laws, information technology systems, marketing and solution development, credit operations and loan origination.

i)	Supervising the COO in the implementation of effective compliance systems, human resource management, administrative and branch deposit operations, training, contact center and administer secured savings program.

j)	Supervising the Credit Administrator in the implementation of an effective lending operation to include credit approval, credit risk management, examination and loan collections.

k)	Supervising the SVP of Trust & Wealth Management and Intermountain Community Investments in the implementation of an effective Trust Department and Securities Broker/Dealer operation.

l)	Supervising the Executive Assistant in the preparation of reports and completion of various administrative tasks.
4)	Commitment of Executive. (a) Executive will faithfully and diligently perform the duties set forth in Section 3 and such other duties as may be assigned to Executive from time to time by IMCB’s board of directors (the “Board”). Executive will use his best efforts to perform his duties and will devote full time and attention to these duties during working hours. Executive may engage in non-IMCB business activities with prior Board approval, which approval will not be unreasonably withheld.

(b)	In the event that any person extends any proposal or offer which is intended to or may result in a Change in Control, defined below (a “Change in Control Proposal”), Executive shall, at Employer’s request, assist Employer in evaluating such proposal or offer. Further, as a condition to receipt of the Severance Payment (defined below), Executive agrees not to voluntarily resign (including resignation for Good Reason) Executive’s position with Employer during any period from the receipt of a specific Change in Control Proposal up to the consummation or abandonment of the transaction contemplated by such Proposal.
5)	Salary. Executive will receive an annual base salary of $216,320 to be paid in accordance with PSB’s regular payroll schedule. The Executive Committee of the Board will review Executive’s salary in connection with its performance review on an annual basis.
6)	Other Compensation. Executive will participate in both the Long-Term Incentive Plan and Executive Incentive Plan administered by the Human Resource Committee.
a)	Executive is eligible to participate in PSB’s 401K retirement plan with employer match of 50% of first 8% of salary contributed.

b)	Executive may receive stock grants annually, based on performance evaluation at the discretion of the Board of Directors.

c)	Executive’s Tax Bonus Agreement with IMCB shall not be affected by this Agreement, and Executive shall continue to receive payments in accordance with the terms of the Tax Bonus Agreement.
7)	Salary Continuation Plan. In consideration of this agreement, IMCB has entered into a Salary Continuation Agreement with Executive, substantially in the form approved by IMCB’s board of directors on October 22, 2003 (the “Salary Continuation Agreement”).
8)	Vacation and Benefits. Executive is eligible for four (4) weeks of paid vacation per year. Unused vacation time will not be carried over. Additional benefits include life insurance of $50,000 for Executive and $2,000 for Executive’s spouse and $2,000 for each dependent, and miscellaneous firm-wide benefits such as free checking account, safe deposit box, no fee investments, etc. Executive shall also be entitled to use of a company automobile with gas card.
9)	Termination and Severance Provisions. If, during the Term, Executive’s employment with Employer is involuntarily terminated without Cause or if Employee voluntarily terminates employment with Employer either with Good Reason or without Good Reason, and provided that such termination does not otherwise entitle Executive to receive a Severance Payment (as defined below) under Section 10 of this Agreement, Executive will be entitled to receive a termination payment equal to two (2) times the average of the total base compensation received by Executive for each of the two most recent calendar years (“Termination Payment”). The Termination Payment shall be paid in one lump sum payment, payable on the first day of the seventh month after the month in which the Executive’s termination of employment occurs. Notwithstanding the preceding, in the event that a definitive agreement providing for a Change in Control (each as defined below) is entered into within twelve (12) months after Executive’s involuntary termination without Cause or voluntary termination with or without Good Reason, Executive shall be entitled to receive the difference between the Severance Payment and the Termination Payment. Such difference shall be paid to the Executive on the later of the date of termination, the effective date of the Change in Control, or the first day of the seventh month after the month in which the Executive’s termination of employment occurred.
10) Change in Control/Severance Payment.
a)	Payment Events. Subject to the requirements of Section 4(b) of this Agreement, in the event of involuntary termination of Executive’s employment with Employer, other than for Cause, Disability, Retirement, (each defined below) or death, or in the event of voluntary termination for Good Reason (defined below), (i) within the Severance Protection Period after a Change in Control, (ii) within twelve (12) months before a definitive agreement providing for a Change in Control is entered into or (iii) within the period between the date a definitive agreement is executed and the effective date of the Change of Control, Employer will pay Executive a severance payment in the amount determined pursuant to the next section (“Severance Payment”), payable on the later of the date of termination, the effective date of the Change in Control, or the first day of the seventh month after the month in which the Executive’s termination of employment occurs. The “Severance Protection Period” shall be the period beginning on the effective date of the Change of Control and continuing thereafter for twenty-four (24) months.

b)	Amount of Payment. The Severance Payment shall be an amount equal to two (2) times the average of the total base compensation and short term bonus received by Executive for each of the two most recent calendar years.
11) Excise Tax Under Internal Revenue Code Sections 280G and 4999.
a)	Partial Reimbursement of Excise Tax. If a Change in Control occurs the Executive may become entitled to acceleration of benefits under this Agreement or under any other plan or agreement of or with PSB or IMCB, including accelerated vesting of stock options and acceleration of benefits under any other benefit, compensation, or incentive plan or arrangement with PSB or IMCB (collectively, the “Total Benefits”). If a Change in Control occurs, IMCB and PSB shall cause the certified public accounting firm retained by IMCB as of the date immediately before the Change in Control (the “Accounting Firm”) to calculate the Total Benefits and any excise tax payable by the Executive under sections 280G and 4999 based upon the Total Benefits. If the Accounting Firm determines that an excise tax is payable, at the same time PSB pays the Change in Control benefit under Section 10 of this Agreement, and not before, PSB shall also pay to the Executive an amount in cash equal to the excise tax calculated by the Accounting Firm (the “Excise Tax”). The Executive acknowledges and agrees that this Section 11 provides for partial reimbursement only of the final excise tax that may be payable by him, and that additional unreimbursed excise taxes may be payable by him after taking into account the reimbursement payment provided under this Section 11. The partial reimbursement of the excise tax under this Section 11 shall be made in addition to the amount set forth in Section 10.
(b)	Calculating the Excise Tax. For purposes of determining whether any of the Total Benefits will be subject to the Excise Tax and for purposes of determining the amount of the Excise Tax,
1) Determination of “Parachute Payments” Subject to the Excise Tax: any other payments or benefits received or to be received by the Executive in connection with a Change in Control or the Executive’s Termination of Employment (whether under the terms of this Agreement or any other agreement, stock option plan or any other benefit plan or arrangement with PSB or IMCB, any person whose actions result in a Change in Control or any person affiliated with PSB, IMCB, or such person) shall be treated as “parachute payments” within the meaning of section 280G(b)(2) of the Internal Revenue Code, and all “excess parachute payments” within the meaning of section 280G(b)(1) shall be treated as subject to the Excise Tax, unless in the opinion of the Accounting Firm such other payments or benefits do not constitute (in whole or in part) parachute payments, or such excess parachute payments represent (in whole or in part) reasonable compensation for services actually rendered within the meaning of section 280G(b)(4) of the Internal Revenue Code in excess (as defined in section 280G(b)(3) of the Internal Revenue Code), or are otherwise not subject to the Excise Tax,

2) Calculation of Benefits Subject to Excise Tax: the amount of the Total Benefits that shall be treated as subject to the Excise Tax shall be equal to the lesser of (a) the total amount of the Total Benefits reduced by the amount of such Total Benefits that in the opinion of the Accounting Firm are not parachute payments, or (b) the amount of excess parachute payments within the meaning of section 280G(b)(1) (after applying clause (i), above), and

3) Value of Noncash Benefits and Deferred Payments: the value of any noncash benefits or any deferred payment or benefit shall be determined by the Accounting Firm in accordance with the principles of sections 280G(d)(3) and (4) of the Internal Revenue Code.
(c)	Assumed Marginal Income Tax Rate. For purposes of determining the amount of the partial Excise Tax reimbursement payment to be made under this Section 11, the Executive shall be deemed to pay federal income taxes at the highest marginal rate of federal income taxation in the calendar year in which the partial Excise Tax reimbursement under this Section 11 is to be made and state and local income taxes at the highest marginal rate of taxation in the state and locality of the Executive’s residence on the date of Termination of

Employment, net of the reduction in federal income taxes that can be obtained from deduction of such state and local taxes (calculated by assuming that any reduction under section 68 of the Internal Revenue Code in the amount of itemized deductions allowable to the Executive applies first to reduce the amount of such state and local income taxes that would otherwise be deductible by the Executive, and applicable federal FICA and Medicare withholding taxes).

(d)	Accounting Firm’s Determinations Are Final and Binding. All determinations made by the Accounting Firm under this Section 11 shall be final and binding on PSB, IMCB, and the Executive. All determinations required to be made under this Section 11 – including the assumptions used to calculate Total Benefits and the Excise Tax – shall be made by the Accounting Firm, which shall provide detailed supporting calculations both to PSB and the Executive.
12) Definitions
a)	Termination for Cause and Cause. “Involuntary Termination for Cause” and “Cause” mean termination of the Executive’s employment for any of the following reasons:
1)	the Executive’s gross negligence or gross neglect of duties or intentional and material failure to perform stated duties after written notice thereof, or;

2)	disloyalty or dishonesty by the Executive in the performance of the Executive’s duties, or a breach of the Executive’s fiduciary duties for personal profit, in any case whether in the Executive’s capacity as a director or officer, or

3)	intentional wrongful damage by the Executive to the business or property of the Bank or its affiliates, including without limitation the reputation of the Bank, which in the judgment of the Bank causes material harm to the Bank or affiliates, or

4)	a willful violation by the Executive of any applicable law or significant policy of the Bank or an affiliate that, in the Bank’s judgment, results in an adverse effect on the Bank or the affiliate, regardless of whether the violation leads to criminal prosecution or conviction. For purposes of this Agreement, applicable laws include any statute, rule, regulatory order, statement of policy, or final cease-and-desist order of any governmental agency or body having regulatory authority over the Bank, or

5)	the occurrence of any event that results in the Executive being excluded from coverage, or having coverage limited for the Executive as compared to other executives of the Bank, under the Bank’s blanket bond or other fidelity or insurance policy covering its directors, officers, or employees, or

6)	the Executive is removed from office or permanently prohibited from participating in the Bank’s affairs by an order issued under section

8(e)(4) or section 8(g)(1) of the Federal Deposit Insurance Act, 12 U.S.C. 1818(e)(4) or (g)(1), or

7)	conviction of the Executive for or plea of no contest to a felony or conviction of or plea of no contest to a misdemeanor involving moral turpitude, or the actual incarceration of the Executive for 45 consecutive days or more.
b)	Change in Control. “Change in Control” means a change in control as defined in Code section 409A and rules, regulations, and guidance of general application thereunder issued by the Department of the Treasury, including:
1)	Change in ownership: a change in ownership of Intermountain Community Bancorp, an Idaho corporation of which the Employer is a wholly owned subsidiary, occurs on the date any one person or group accumulates ownership of Intermountain Community Bancorp stock constituting more than 50% of the total fair market value or total voting power of Intermountain Community Bancorp stock,;

2)	Change in effective control: (i) any one person, or more than one person acting as a group, acquires within a 12-month period ownership of Intermountain Community Bancorp stock possessing 30% or more of the total voting power of Intermountain Community Bancorp stock, or (ii) a majority of Intermountain Community Bancorp’s board of directors is replaced during any 12-month period by directors whose appointment or election is not endorsed in advance by a majority of Intermountain Community Bancorp’s board of directors, or;

3)	Change in ownership of a substantial portion of assets: a change in ownership of a substantial portion of Intermountain Community Bancorp’s assets occurs if in a 12-month period any one person or more than one person acting as a group acquires from Intermountain Community Bancorp assets having a total gross fair market value equal to or exceeding 40% of the total gross fair market value of all of Intermountain Community Bancorp’s assets immediately before the acquisition or acquisitions. For this purpose, gross fair market value means the value of Intermountain Community Bancorp’s assets, or the value of the assets being disposed of, determined without regard to any liabilities associated with the assets.
c)	Change in Control Proposal. “Change in Control Proposal” has the meaning assigned in Section 4(b) of this Agreement.

d)	Disability. “Disability” means, because of a medically determinable physical or mental impairment that can be expected to result in death or that can be expected to last for a continuous period of at least 12 months, (i) the Executive is unable to engage in any substantial gainful activity, or (ii) the Executive is receiving income replacement benefits for a period of at least three months under an accident and health plan of the employer. Medical determination of disability may be made either by the Social Security Administration or by the provider of an accident or health plan covering employees of the Employer. Upon request of the Plan Administrator, the Executive must submit proof to the Plan Administrator of the Social Security Administration’s or provider’s determination.

e)	Retirement. “Retirement” shall mean voluntary termination by Executive in accordance with PSB’s retirement policies, including early retirement, if applicable to their salaried employees.

f)	Good Reason. “Voluntary Termination with Good Reason” means a voluntary termination of employment by the Executive if any one or more of the following conditions occur without the Executive’s advance written consent, provided that (i) Executive shall have given notice to the Employer of the existence of one or more of the following conditions within ninety (90) days following the initial existence of the condition(s), (ii) that within thirty (30) days after such notice Employer shall have failed to remedy such condition(s) and (iii) the Executive’s voluntary termination due to one or more of such conditions shall have occurred within twenty-four (24) months following the initial existence of at least one of the conditions:
1)	a material diminution of the Executive’s base salary;

2)	a material diminution of the Executive’s authority, duties, or responsibilities;

3)	a material diminution in the authority, duties, or responsibilities of the supervisor to whom the Executive is required to report, including a requirement that the Executive report to a corporate officer or employee instead of reporting directly to the board of directors;

4)	a material diminution in the budget over which the Executive retains authority;

5)	a material change in the geographic location at which the Executive must perform services for the Employer, or;

6)	any other action or inaction that constitutes a material breach by the Employer of this agreement or of any other agreement under which the Executive provides services to the Employer.
13)	Confidentiality. Executive will not, after signing this Agreement, including during and after its Term, use for his own purposes or disclose to any other person or entity any confidential information concerning Employer or its business operations or customers, unless (1) Employer consents to the use or disclosure of its confidential information, (2) the use or disclosure is consistent with Executive’s duties under this Agreement, or (3) disclosure is required by law or court order. Confidential information includes, but is not limited to, financial information, customer lists, marketing strategies, and business plans.
14)	Return of Employer Property. If and when Executive ceases, for any reason, to be employed by Employer, Executive must return to Employer all keys, pass cards, identification cards and any other property of Employer. At the same time, Executive also must return to Employer all originals and copies (whether in hard copy, electronic or other form) of any documents, notes, memoranda, designs, devices, diskettes, tapes, manuals, and specifications which constitute proprietary information or material of Employer. The obligations in this Section include the return of documents and other materials which may be in Executive’s desk at work, in Executive’s car or place of residence, or in any other location under Executive’s control.
15)	Non-Solicitation. Executive shall not solicit or cause to be solicited for employment any employee of Employer for a period of two (2) years following Executive’s termination; nor solicit or cause to be solicited the business and/or accounts of customers of Employer for a period of two years following Executive’s termination. Executive’s obligations under this Section 15 terminate immediately upon a Change in Control.
16)	Non-competition. Except as otherwise expressly provided in this Agreement, while Executive is employed by Employer and for two years following termination of Executive’s employment for any reason, , Executive will not become involved with a Competing Business or serve, directly or indirectly, a Competing Business in any manner, including, without limitation, as a shareholder, member, partner, director, officer, manager, investor, organizer, “founder,” employee, consultant, or agent; provided, however, that Executive may acquire and passively own an interest not exceeding 2% of the total equity interest in a Competing Business. Executive’s obligations under this Section 16 terminate immediately upon a Change in Control. For purposes of this Agreement, the term “Competing Business” means any financial service institutions, including without limitation banks, insurance companies, leasing companies, mortgage companies, and brokerage firms that engage in business in the State of Idaho, or southeastern Oregon, or eastern Washington.
17) Enforcement.
a)	Employer and Executive stipulate that, in light of all of the facts and circumstances of the relationship between Executive and Employer, the agreements referred to in Sections 15 and 16 (including without limitation their scope, duration and geographic extent) are fair and reasonably necessary for the protection of Employer’s goodwill and other protectable interests. If a court of competent jurisdiction should decline to enforce any of those covenants and agreements, Executive and Employer request the court to reform these provisions to restrict Executive’s ability to compete with Employer to the maximum extent, in time, scope of activities, and geography, the court finds enforceable.

b)	Executive acknowledges that Employer will suffer immediate and irreparable harm that will not be compensable by damages alone, if Executive repudiates or breaches any of the provisions of Sections 15 and 16 or threatens or attempts to do so. For this reason, under these circumstances, Employer, in addition to and without limitation of any other rights, remedies or damages available to it at law or in equity, will be entitled to obtain temporary, preliminary, and permanent injunctions in order to prevent or restrain the breach, and Employer will not be required to post a bond as a condition for the granting of this relief.
18)	Adequate Consideration. Executive specifically acknowledges the receipt of adequate consideration, including without limitation the Termination Payment, identified in Section 9, if due and owing, for the covenants contained in Sections 15 and 16 and that Employer is entitled to require him to comply with those Sections regardless of the reason(s) for Executive’s separation of employment with Employer. Sections 15 and 16 will survive termination of this Agreement, but will expire no later than two years from the date of the termination of employment or the maturity of this agreement, whichever is later. Executive represents that if his employment is terminated, whether voluntarily or involuntarily, Executive has experience and capabilities sufficient to enable Executive to obtain employment in areas which do not violate this Agreement and that Employer’s enforcement of a remedy by way of injunction will not prevent Executive from earning a livelihood.
19)	Entire Agreement. This agreement constitutes the entire understanding between the parties concerning its subject matter and supersedes all prior agreements, including that certain employment agreement between Executive and Employer effective January 1, 2002 and the Change in Control Agreement. Accordingly, Executive specifically waives the terms of and all of Executive’s rights under any severance provisions of any employment and/or change-in-control agreements, whether written or oral, previously entered into with PSB and/or IMCB. Notwithstanding the preceding, the terms of this agreement are separate from and do not supercede the terms of the Tax Bonus Agreement or the Salary Continuation Agreement.
20)	Savings Clause Relating to Compliance with Code Section 409A. Despite any contrary provision of this Agreement, if when the Executive’s employment terminates the Executive is a specified employee, as defined in Code section 409A, and if any payments under Articles 9, 10 or 11 of this Agreement will result in additional tax or interest to the Executive because of section 409A, the Executive shall not be entitled to the payments under Articles 9, 10 or 11 until the earliest of (i) the date that is at least six months after termination of the Executive’s employment for reasons other than the Executive’s death, (ii) the date of the Executive’s death, or (iii) any earlier date that does not result in additional tax or interest to the Executive under section 409A. If any provision of this Agreement would subject the Executive to additional tax or interest under section 409A, the Employer shall reform the provision. However, the Employer shall maintain to the maximum extent practicable the original intent of the applicable provision without subjecting the Executive to additional tax or interest, and the Employer shall not be required to incur any additional compensation expense as a result of the reformed provision.
21) Miscellaneous Provisions.
a)	Choice of Law. This Agreement is made with reference to and is intended to be construed in accordance with the laws of the State of Idaho.

b)	Payment of Legal Fees. Employer is aware that after a Change in Control management could cause or attempt to cause Employer to refuse to comply with the obligations under this Agreement, or could institute or cause or attempt to cause Employer to institute litigation seeking to have this Agreement declared unenforceable, or could take or attempt to take other action to deny Executive the benefits intended under this Agreement. In these circumstances the purpose of this Agreement would be frustrated. It is Employer’s intention that the Executive not be required to incur the expenses associated with the enforcement of his rights under this Agreement, whether by litigation or other legal action, because the cost and expense thereof would substantially detract from the benefits intended to be granted to the Executive hereunder. It is Employer’s intention that the Executive not be forced to negotiate settlement of his rights under this Agreement under threat of incurring expenses. Accordingly, if after a Change in Control occurs it appears to the Executive that (a) Employer has failed to comply with any of its obligations under this Agreement, or (b) Employer or any other person has taken any action to declare this Agreement void or unenforceable, or instituted any litigation or other legal action designed to deny, diminish, or to recover from the Executive the benefits intended to be provided to the Executive hereunder, Employer irrevocably authorize the Executive from time to time to retain counsel of his choice, at Employer’s expense as provided in this paragraph (b), to represent the Executive in connection with the initiation or defense of any litigation or other legal action, whether by or against Employer or any director, officer, stockholder, or other person affiliated with Employer, in any jurisdiction. Notwithstanding any existing or previous attorney-client relationship between Employer and any counsel chosen by the Executive under this paragraph (b), Employer irrevocably consents to the Executive entering into an attorney-client relationship with that counsel, and Employer and the Executive agree that a confidential relationship shall exist between the Executive and that counsel. The fees and expenses of counsel selected from time to time by the Executive as provided in this section shall be paid or reimbursed to the Executive by Employer on a regular, periodic basis upon presentation by the Executive of a statement or statements prepared by such counsel in accordance with such counsel’s customary practices, up to a maximum aggregate amount of $500,000, whether suit be brought or not, and whether or not incurred in trial, bankruptcy, or appellate proceedings. Employer’s obligation to pay the Executive’s legal fees provided by this paragraph (b) operates separately from and in addition to any legal fee reimbursement obligation Employer may have with the Executive under any separate severance, employment, salary continuation, or other agreement. Anything in this paragraph (b) to the contrary notwithstanding however, Employer shall not be required to pay or reimburse the Executive’s legal expenses if doing so would violate section 18(k) of the Federal Deposit Insurance Act [12 U.S.C. 1828(k)] and Rule 359.3 of the Federal Deposit Insurance Corporation [12 CFR 359.3].

c)	Successors. This Agreement shall bind and inure to the benefit of the Parties and each of their respective affiliates, legal representatives, heirs, successors and assigns.

d)	Amendment. This Agreement may be amended only in a writing signed by the Parties.

e)	Headings. The headings of sections of this Agreement have been included for convenience of reference only. They shall not be construed to modify or otherwise affect in any respect any of the provisions of the Agreement.

f)	Counsel Review. Executive acknowledges that he has had the opportunity to consult with independent counsel with respect to the negotiation, preparation, and execution of this Agreement.

g)	Severability. The provisions of this Agreement are severable. The invalidity of any provision will not affect the validity of other provisions of this Agreement.
EXECUTED by each of the Parties effective as of the date first stated above.

IMCB Intermountain Community Bancorp, an Idaho Corporation	EXECUTIVE Curt Hecker President & CEO, Intermountain Community Bancorp CEO, Panhandle State Bank

/s/	/s/
John B. Parker	Curt Hecker
Chairman of the Board	Date:
Date:
PSB
Panhandle State Bank,
an Idaho State Chartered Bank

/s/
John B. Parker
Chairman of the Board
Date: